Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

February 3, 2017

Re:
iConsumer Corp. (the “Company”)

Offering Statement on Form 1-A/A

File No. 024-10480

Dear Mr. Spirgel:

In response to a telephonic inquiry received January 31, 2017, we are supplying the following supplemental information.

1. The manner in which the company will ensure that the dollar limits of Tier 2 of Regulation A are adhered to with respect to the shares to be allocated to members.

As set out in the Plan of Distribution, the Company has allocated 75 million preferred shares to be allocated to its members. At the current price of $0.09 cents, this amounts to shares worth $6,750,000. Company’s management is monitoring the issuance of shares under the incentive program and will not give instructions to its transfer agent to issue shares in excess of 75 million to members. In the event the share price were to be increased such that the value of shares offered to members (together with the cash offer) approached the Tier 2 limits, the Company’s management would adjust the 75 million share limit downwards and inform the transfer agent accordingly.

2. Clarification of the manner in which consumers will know the number of shares they will get for a given transaction.

To provide greater clarification, the Company has added to its webpage the following legend:

Today, you'll get 11.11 shares of stock for every dollar of cash back you earn. We've awarded 1,625,760 of the 75,000,000 shares we're allowed to award.

This will be updated as necessary. We would plan to adjust the disclosure on page 14 to read:

The rebates delivered as equity are calculated as a number of shares per dollar of cash rebate earned. iConsumer may vary the number of shares earned per rebate dollar at its sole discretion, and will post the number of shares earned per rebate dollar on its website. The consumer thus knows prior to purchase what the cash and equity rebate will be prior to making that purchase.

A screenshot is attached.

Please let us know if you have any further questions.

Sincerely,
/s/ Sara Hanks
Sara Hanks
Managing Partner
KHLK LLP

Cc: Robert N. Grosshandler
iConsumer Corp.